May 26, 2016
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Geoff Kruczek, Senior Attorney

Re:     Cepheid
Form 10-K for the fiscal year ended December 31, 2015
Filed February 25, 2016
File No. 000-30755

Ladies and Gentlemen:

On behalf of Cepheid, a California corporation (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 25, 2016 (the “10-K”), and the Definitive Proxy Statement on Schedule 14A, filed by the Company with the Commission on March 11, 2016, in the letter dated May 13, 2016 (the “Comment Letter”) from the staff of the Commission (the “Staff”). Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in bold and italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for the fiscal year ended December 31, 2015

Item 1. Business, page 3

1.
We note you disclosed in your Form 10-K for the fiscal year ended December 31, 2015 that you expected to launch your GeneXpert Omni “around the world” in 2016 and that you now disclose in your Form 10-Q for the quarterly period ended March 31, 2016 that you expect to launch that product outside of the United States in late 2017. In your future filings as appropriate, describe the development status of your products. For example, describe the status of the Omni product, as well as the reasons for its delay and the change in the anticipated markets.

The Company acknowledges the Staff’s comment and in future filings will describe the development status of its products, including a description of the status of the Omni product, as well as the reasons for its delay and the change in the anticipated markets.

Products, page 5

2.
It is our understanding that your molecular tests for MRSA and Clostridium difficile have accounted for a majority of your revenues. In your future filings, please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Refer to Item 101(c)(1)(i) of Regulation S-K. As appropriate, please also include any risk factors related to the sales of your tests such as for MRSA and C. difficile that could affect your sales. We note in this regard that third party sources have indicated that the MRSA testing market may be flat to down and that the Journal of American Medical Association recently published an article questioning the exclusive use of molecular testing for C. difficile. Please also ensure that your future filings include discussion and analysis of any known trends that have had a material impact on your revenues. Refer to Regulation S-K Item 303(a)(3)(ii).

The Company respectfully advises the Staff that the Company provides a fully-integrated molecular testing solution to the clinical market through its offering of the GeneXpert system, which is a single-platform solution that enables its customers to perform fast, sophisticated clinical molecular testing using the Xpert test cartridges.

May 26, 2016

The Company further advises the Staff that the Company believes it has two classes of similar products: (1) systems and other, which currently consists of its GeneXpert system, revenue from service contracts and grants and collaboration agreements and will, in the future, include Omni; and (2) reagents and disposables, which consists of Xpert test cartridges for use in the systems. Consistent with the Company’s view that it has two classes of similar products, the Company currently discloses revenue for two major categories of products ((1) Systems and Other and (2) Reagents and Disposables).

The Company believes that its existing Xpert test cartridge offerings collectively represent a single class of similar products. The Company respectfully advises the Staff that its current disclosures comply with the requirements of Item 101(c)(1)(i) of Regulation S-K.

The Company respectfully advises the Staff that it also considered the following criteria in concluding that all of its existing Xpert test cartridges collectively represent a single class of similar products:

1.
The nature of the products and services: Although the Company offers different cartridges for different tests, all of its existing cartridge offerings are used in molecular diagnostic testing for organisms and genetic-based diseases on the same GeneXpert system platform.

2.
The nature of the production processes: All of the Company’s cartridges, regardless of the test for which it is used, are manufactured using the same production process and the same machinery and equipment at the same locations. Further, each of the cartridges are manufactured to the same specifications.

3.
The type of customer for the cartridges: The type of customers in the clinical market does not vary based on the type of test cartridge offered by the Company and the Company does not market unique test cartridge for each individual customer. In fact, one of the Company’s primary business strategies is to increase the number of tests deployed by individual customers on the GeneXpert system’s single-platform solution.

4.
The methods used to distribute cartridges: The Company does not use separate distribution channel or methods for different types of test cartridges. In order to more effectively increase the number of tests deployed by individual customers, all test cartridges are distributed in the same manner.

Based on the foregoing, the Company respectfully submits to the Staff that it believes that its current disclosure of revenue by two major categories of Reagents and Disposables and Systems and Other is appropriate in disclosing revenue contributed by any class of similar products or services. Accordingly, the Company respectfully advises the Staff that it believes that additional risk factor language relating to sales of individual tests would be inconsistent with its belief that its existing Xpert test cartridge offerings collectively represent a single class of similar products.

Finally, the Company acknowledges the Staff’s comment regarding inclusion of discussion and analysis of any known trends that have had a material impact on its revenues and in future filings, the Company will include such discussion and analysis.

Intellectual Property, page 8

3.
We note your disclosure that you have and are continuing to develop your own proprietary intellectual property along with licensing specific third-party technologies. In your future filings, please clarify how your patent portfolio is structured in terms of which patents are proprietary and which patents you license. Please also disclose the duration and effect of those patents and the duration and effect of your licensing arrangements. Refer to Item 101(c)(1)(iv) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings will clarify how the Company’s patent portfolio is structured in terms of which patents are proprietary and which patents are licensed. In addition, the Company will disclose the duration and effect of those patents and the duration and effect of the Company’s licensing arrangements.

May 26, 2016

Results of Operations, page 42

4.
We note your disclosure on page 12 of known trends that affected your gross margins and your discussion in your conference calls regarding the various ways in which you intend to drive gross margin expansion. In your future filings, please identify and discuss the key performance indicators, including gross margin, that management uses to manage the business and that would be material to investors. Refer to Item 303 of Regulation S-K and the related SEC Interpretive Release No.34-48960 (December 19, 2003).

The Company acknowledges the Staff’s comment and in future filings will identify and discuss the key performance indicators, including gross margin, that management uses to manage the business and that the Company believes would be material to investors.

5.
Please revise future filings to clarify the reasons underlying the changes in your results of operations, including any changes attributable to price and volume, and quantify the amount of the change. For example, your refer to a “growing installed base” of instruments and “expanding menu” of tests as drivers of Clinical Reagent revenue. However, the volume of the growth in your installed base relative to the prior year is unclear from your disclosure. It is similarly unclear how and to what extent the expansion of your test menu increased your revenues. Did the increase relate solely to new tests or a combination of new and legacy tests? Likewise, you refer to “higher system shipments” in 2014, but the increase in number of system sold is unclear. Please refer to Regulation S-K Item 303(a)(3)(iii).

The Company acknowledges the Staff’s comment and in future filings will clarify the reasons underlying the changes in its results of operations, including any changes attributable to price and volume, and will quantify the amount of the change.

Item 11. Executive Compensation, page 88

6.
We note that you have described the option and restricted stock unit awards to each of your named executive officers under the caption “equity-Based Long-Term Incentive” in your proxy statement as it relates to each named executive officer. In future filings, please also provide a discussion of how the compensation committee determined the amount of the equity compensation granted to each named executive officer. Please see Regulation S-K Item 402(b)(1)(v). While we note the factors listed in the fourth paragraph on page 29 of your definitive proxy statement, it is unclear how those factors relate to the amount of equity you awarded.

The Company acknowledges the Staff’s comment and in future filings will provide a discussion of how the compensation committee determined the amount of the equity compensation granted to each named executive officer.

* * *

May 26, 2016

In responding to the Staff’s comments, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 300-8316 or, in his absence, Michael A. Brown, Esq., at (415) 875-2432.

Sincerely,
/s/ Daniel E. Madden
Cepheid

Daniel E. Madden
Chief Financial Officer

Cc:
John L. Bishop, Chief Executive Officer
William E. Murray, Esq., Executive Vice President, General Counsel and Chief Privacy Officer
Cepheid

Douglas E. Cogen, Esq.
Michael A. Brown, Esq.
Fenwick & West LLP